

PILTZ,
WILLIAMS,
LAROSA
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

MEMBERS
American Institute of CPAs
AICPA Division of CPA firms
SEC Practice Section
Mississippi Society of CPAs

Stephen P. Theobald, CPA, CVA
Margaret D. Closson, CPA
Darrell L. Galey, CPA
Michael D. O'Neill, CPA
John D. Prentiss, CPA

William S. Thompson, CPA
Gene M. Clark, Jr., CPA
Sam J. LaRosa, Jr., CPA (Retired)
Gerald Piltz, CPA (Retired)
Stanford A. Williams, Jr., CPA (Retired)

April 10, 2007

Securities & Exchange Commission
100 F Street N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Isle of Capri Casinos, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Isle of Capri Casinos, Inc. dated April 11, 2007. We agree with the statements concerning our Firm in such Form 8-K.

Sincerely,

Piltz, Williams, LaRosa & Co

Piltz, Williams, LaRosa & Company

Post Office Box 231 • Biloxi, Mississippi 39533-0231 • Phone (228) 374-4141 • FAX (228) 374-5521 • www.pwlcpa.com
Ocean Springs, Mississippi • Phone (228) 875-7501 • FAX (228) 875-4986

CPA℠
The CPA. Never Underestimate The Value.℠